Business
Results
First Quarter of Fiscal Year
Ending March 31, 2018
MinebeaMitsumi Inc.
August 4, 2017

Summary of Consolidated Business Results
   for 1Q
1Q net sales, operating income, ordinary income & net income hit record highs
(Millions of yen)
FY3/17
FY3/18
1Q
Change
1Q
4Q
YoY
QoQ
Net sales
120,288
196,418
193,204
+60.6%
-1.6%
Operating income
6,971
14,300
17,062
X2.4
+19.3%
Ordinary income
7,255
13,621
17,372
X2.4
+27.5%
Income attributable to owners of the parent
3,176
16,233
14,181
X4.5
-12.6%
Net income per share (yen)
8.48
39.65
33.49
X3.9
-15.5%
Foreign exchange rates
FY3/17
1Q
FY3/17
4Q
FY3/18
1Q
US$
(Y)111.12
(Y)114.29
(Y)111.48
Euro
(Y)125.16
(Y)121.14
(Y)121.53
Thai Baht
(Y)3.14
(Y)3.24
(Y)3.24
Chinese RMB
(Y)17.03
(Y)16.54
(Y)16.18
August 4, 2017

Net Sales
Quarterly
(Billions of yen)
1Q net sales hit record high
127.4
168.2
178.7
135.6
120.3
154.8
167.4
196.4
193.2
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

Operating Income
Quarterly
1Q operating income hit record high
(Billions of yen)
Operating income
Operating margin
12.5
14.9
15.5
8.5
7.0
11.6
16.1
14.3
17.1
9.8%
8.9%
8.7%
6.3%
5.8%
7.5%
9.6%
7.3%
8.8%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

Machined Components
Quarterly
Net sales (Billions of yen)
Pivot assemblies
Rod-ends/Fasteners
Ball bearings
41.0
42.3
40.8
39.8
39.2
37.3
38.5
41.3
40.6
8.3
9.5
8.9
7.6
7.6
7.9
8.7
8.4
7.9
8.1
8.0
7.8
8.2
8.0
7.1
6.8
7.7
7.5
24.6
24.8
24.0
24.0
23.6
22.3
23.1
25.2
25.2
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
Operating income (Billions of yen)
Operating income
Operating margin
24.3%
24.2%
26.0%
25.3%
26.5%
24.5%
24.7%
24.5%
25.6%
10.0
10.2
10.6
10.1
10.4
9.1
9.5
10.1
10.4
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

Electronic Devices & Components
Quarterly
Net sales (Billions of yen)
Other
Sensing devices
Electronic devices
Motors
0.7
86.3
0.7
125.8
0.7
137.8
1.2
95.7
0.7
80.9
0.9
117.4
1.2
128.7
1.3
114.6
0.7
104.4
8.2
9.7
9.4
8.6
8.6
8.9
8.5
12.3
8.3
37.8
73.3
87.3
46.6
32.2
68.9
80.9
58.9
51.3
39.7
42.0
40.2
39.1
39.4
38.8
38.0
42.1
44.0
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
Operating income (Billions of yen)
Operating income
Operating margin
6.5%
5.4%
5.5%
2.5%
0.5%
5.5%
7.3%
4.9%
6.6%
5.6
6.7
7.6
2.4
0.4
6.4
9.4
5.6
6.8
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

Mitsumi Business
Both net sales and operating income in and before 3Q FY3/17 are pre-merger results. 4Q FY3/17 results are based on managerial accounting for the three months.
Quarterly
Net sales (Billions of yen)
34.2
49.5
40.4 39.5
32.6
44.6
47.8
(*1)
52.9
48.1
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
Operating income (Billions of yen)
Operating income
Operating margin
-5.0%
2.3%
-5.0%
-5.1%
-10.7%
-3.4%
-19.4%
7.1%
7.9%
0%
-1.7
1.1
-2.0
-2.0
-3.5
-1.5
-9.3
(*2)
3.0
(*1)
3.7
3.8
*1: Based on managerial accounting for the three months
*2: Excluding \12.3bn of inventory write-down in 3Q
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

Net Income
Quarterly
(Billions of yen)
1Q net income hit record high
Income attributable to owners of the parent
Net income per share (yen)
10.1
7.7
11.8
6.8
3.2
9.6
12.2
16.2
14.2
26.9
20.6
31.6
18.2
8.5
25.5
32.4
39.7
33.5
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

S.G. & A. Expenses

Quarterly



(Billions of yen)
S.G. & A. expenses
S.G. & A. to sales ratio
17.0
18.3
18.4
18.1
17.4
18.7
17.4
23.3
23.8
13.3%
10.9%
10.3%
13.3%
14.5%
12.1%
10.4%
11.9%
12.3%
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18

August 4, 2017

9

MinebeaMitsumi
Passion to Create Value through Difference

Inventories
Quarterly
(Billions of yen)
94.5
118.1
126.7
103.0
87.0
96.4
96.7
120.4
134.0
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
1Q
FY3/16
FY3/17
FY3/18
August 4, 2017

Capital Expenditure & Depreciation
Yearly
(Billions of yen)
Capital Expenditure
Depreciation & Amortization Expenses
20.7
37.6
43.9
31.8
10.7
44.0
23.7
28.8
34.8
28.2
7.2
33.0
Mar.'14
Mar.'15
Mar.'16
Mar.'17
Mar.'18
1Q
Mar.'18
Forecast
August 4, 2017

Net Interest-Bearing Debt/Free Cash Flow
Yearly
(Billions of yen)
Net interest-bearing debt
Free cash flow
109.9
93.1
97.5
70.9
52.5
43.1
24.2
24.5
35.0
-1.1
36.3
19.9
Mar.'14
Mar.'15
Mar.'16
Mar.'17
Mar.'18
1Q
Mar.'18
Forecast
August 4, 2017

Forecast for Fiscal Year Ending March
   31, 2018
Expecting net sales, operating income, ordinary income & net income hit record highs (Millions of yen)
FY3/17 Full Year
FY3/18 1st Half
Initial Forecast 1st Half
Revised Forecast 2nd Half
No Change Full Year
Revised Forecast YoY
Net sales
638,926
376,400
436,400
373,600
810,000
+26.8%
Operating income
49,015
26,300
37,300
29,700
67,000
+36.7%
Ordinary income
48,393
25,800
36,800
29,200
66,000
+36.4%
Income attributable to owners of the parent
41,146
19,400
28,700
22,100
50,800
+23.5%
Net income per share (yen)
107.33
45.83
67.78
52.20
119.97
+11.8%
Foreign exchange rates
FY3/17 Full Year
FY3/18 2Q to 4Q Assumptions
US$
(Y)108.76
(Y)105.00
Euro
(Y)119.34
(Y)115.00
Thai Baht
(Y)3.09
(Y)3.06
Chinese RMB
(Y)16.18
(Y)16.00
August 4, 2017

Forecast for Business Segment
(Millions of yen)
FY3/17
FY3/18 Full Year
1st Half Initial Forecast
1st Half Revised Forecast
2nd Half No Change
Full Year Revised Forecast
YoY
Net sales
638,926
376,400
43,640
373,600
810,000
+26.8%
Machined components
156,310
80,200
81,900
80,800
162,700
+4.1%
Electronic devices and components
441,615
202,500
245,500
194,500
440,000
-0.4%
Mitsumi business
40,342
93,300
108,700
97,900
206,600
X5.1
Other
658
400
300
400
700
+6.4%
Operating income
49,015
26,300
37,300
29,700
67,000
+36.7%
Machined components
39,147
20,100
21,000
20,900
41,900
+7.0%
Electronic devices and components
21,898
10,600
15,900
11,400
27,300
+24.7%
Mitsumi business
2,315
4,400
9,000
5,600
14,600
X6.3
Other
(120)
(200)
(300)
(200)
(500)
X4.2
Adjustment
(14,223)
(8,600)
(8,300)
(8,000)
(16,300)
+14.6%
August 4, 2017

Miniature ball bearing demand has been growing
External shipment volume up YoY for 19 consecutive quarters!
June volume hits new record high of 187 million units
Monthly production volume to hit 300 million units by May
2018! Demand shows no signs of letting up 1Q external
shipment volume up 11% YoY
3 growth drivers
1. Automobiles
2. High-end home appliances
3. Servers
Profitability to improve
Production capacity steadily increasing via better
productivity (Production hit 267 million units in May and
June!)
Optimizing inventory to improve profitability
Ball Bearing External Shipment
(millions/month)
Capacity Expansion by Improving the
   Productivity

+15
175
Mar. '16
Mar. '17
April Result
May Result
June Result
Full Year Forecast
Mar. '18
August 4, 2017

LED backlights beat initial forecast

**1Q off to a good start with only usual seasonal drop-off in demand
From 2Q demand will get into gear**

Smooth kick off this year

- ✓ New models for the major customers kicked off without a hitch
- ✓ Steady order via high quality and low cost
- ✓ Minimizing risk via accelerated depreciation

Expecting shipment for smartphones next year as well

- ✓ Top quality products for luxury cars fuel sales further
- ✓ Continuous development of full screen type LED backlights



Net Sales of Electronic Devices
(Billions of yen)
170.9
245.0
241.0
220.7
184.3
Initial
Forecast
Mar' 15
Mar' 16
Mar' 17
Mar' 18
Forecast

August 4, 2017
16
MinebeaMitsumi
Passion to Create Value through Difference

Mitsumi business driving profits up

Improved performance in products other than smartphones & game consoles contributed to stabilizing Mitsumi profitability

Strong tailwind for smartphones and game consoles from 2Q

- ✓ Camera actuator shipment volumes to grow further
- ✓ New game console productions to go into full swing

7 Spears contribute to stabilizing profitability

- ✓ Profits for sensors, connectors/switches, power supplies, wireless products, and analog semiconductors will steadily improve, giving the Mitsumi business a big boost and laying a solid foundation of profitability.

MinebeaMitsumi's 7 spears (from Mitsumi's products)


Gauge pressure sensors
Air pressure sensors
Pressure sensors
USB Type-C
Automobile Connectors (FAKRA)
Tactile Switches
AC adapters for information equipment
Shark fin antennas
AC/DC converter ICs

August 4, 2017
17
MinebeaMitsumi
Passion to Create Value through Difference

Joint business development agreement signed with Ricoh
Bed sensor system makes ultimate monitoring dream a reality
High precision sensing devices
Mitsumi wireless communication technology
Systemization technology
Outstanding customer support
Sales target for FYE 3/2021
3 billion yen
(nursing care facilities
only)
Tap into social infrastructure as a key IoT component
PHASE I
Establishment of the Basic Platform to watch over elderly
persons in the Nursing Care Market Detection of biometric
information (weight, body movement, respiration, etc.) Fall
and toppling over prevention alert Cooperation with various
nursing systems (Nursing care record, nurse call)
PHASE II
Provisions of Illness Prediction / Prognosis Support using
AI in the Nursing and Medical Markets Detection of biometric information (heart rate) Data analysis utilizing AI Analysis of daily activity patterns Provision of the most optimal
medical/nursing service for users
PHASE III
Expansion to an Integrated
Information Service Platform
in Nursing, Medical, Child-rearing and Other Market
Detection of biometric information from various sensors
(Blood glucose levels, blood pressure, etc.) Integrated
utilization of information such as surveillance cameras,
location measuring information, medical related and other
services and devices
August 4, 2017

Any statements in this presentation which are not historical are future projections based on certain assumptions and
executive judgments drawn from currently available
information. Please note that actual performance may vary
significantly from any particular projection due to various
factors.
Factors affecting our actual performance include but are not limited to: (i) changes in economic conditions or demand
trends related to MinebeaMitsumi's business operations; (ii)
fluctuation of foreign exchange rates or interest rates; and
(iii) our ability to continue R&D, manufacturing and
marketing in a timely manner in the electronics business
sector, where technological innovations are rapid and new
products are launched continuously.
All the information in this document is the property of
MinebeaMitsumi Inc. All parties are prohibited, for whatever purpose, to copy, modify, reproduce, transmit, etc. this
information regardless of ways and means without prior
written permission of MinebeaMitsumi Inc.
August 4, 2017